UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Geos Communications, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Preferred Stock Series F, no par value

Preferred Stock Series H, no par value

Warrants to Purchase Common Stock, no par value

(Title of Class of Securities)

37363N 102
  (CUSIP Number of Class of Securities)

Chris Miltenberger
President
430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard F. Dahlson
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas 75202
(214) 953-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,640,000	$188.23

*
Estimated, for purposes of calculating the amount of the filing fee only, pursuant to Rule 457(f)(2) based on one-third of the stated value of the shares of the Company’s Preferred Stock Series F, no par value per share, and Preferred Stock Series H, no par value per share, that may be received by the Company in the Offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $71.30 per $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ _________	Filing Party: _________

Form or Registration No.: __________	Date Filed: _________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2010, by Geos Communications, Inc., a Washington corporation (the “Company”), in connection with the offer (the “Offer”) by the Company to current holders (the “Series F Holders”) of Preferred Stock Series F, no par value per share, of the Company (“Series F Preferred Stock”) and current holders (the “Series H Holders”) of Preferred Stock, Series H, no par value per share, of the Company (the “Series H Preferred Stock”), the opportunity to exchange (i) all of the Series F Preferred Stock and Series H Preferred Stock they own for our Preferred Stock Series I, no par value per share, of the Company (“Series I Preferred Stock”) and (ii) all of the warrants issued to the Series F Holders and Series H Holders in conjunction with the purchase of the Series F Preferred Stock and Series H Preferred Stock (the “Old Warrants”) for new warrants (the “New Warrants”).  The terms and conditions of the Offer are set forth in the Offer to Exchange Series F Preferred Stock and Series H Preferred Stock and Related Warrants to Purchase Common Stock for Series I Preferred Stock and Related Warrants to Purchase Common Stock (the “Offer to Exchange”) and the accompanying Letter of Transmittal, which are filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

In addition to, and in connection with, the amendments and restatements described below, this Amendment No. 1 is being filed to reflect the following changes, notice of which is being provided to eligible participants in the Offer pursuant to a Supplemental Letter to Eligible Participants:

(1)           The simplification of the method by which the number of shares covered by the New Warrants is determined. Rather than receiving New Warrants based on an adjustable conversion price tied to the trading price of our common stock, eligible participants in the Offer will now receive, in exchange for their Old Warrants, New Warrants to purchase a number of shares of the Company’s Common Stock equal to 5,000 multiplied by the number of shares of Series I Preferred Stock they  receive under the Offer.

(2)           The extension of the Offer. The term of the Offer has been extended, such that the Offer will now terminate on December 16, 2010.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 1 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein.  All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

ITEM 1.	SUMMARY TERM SHEET.

Under “Summary Term Sheet” in the Offer to Exchange—

The response to Question 12 is hereby amended and restated in its entirety to read as follows:

Our Board has determined that we will issue, in exchange for each Old Warrant, a New Warrant to purchase a number of shares of Common Stock equal to 5,000 multiplied by the number of shares of Series I Preferred Stock you will receive in exchange for your Old Preferred Stock.  See Section 1 of this Offer to Exchange.

The response to Question 13 is hereby amended and restated in its entirety to read as follows:

The New Warrants are materially different from the Old Warrants in that:

•
The exercise price of the New Warrants is $0.25 per share, as opposed to $0.625 per share in the Old Warrants issued in connection with the sale of the Series F Preferred Stock.   (The Old Warrants issued in connection with the sale of the Series H Preferred Stock have an exercise price of $.025 per share.)  See Section 1 of this Offer to Exchange.

•
The term of the New Warrants is three years, as opposed to five years for the Old Warrants issued in connection with the sale of the Series F Preferred Stock. (The Old Warrants issued in connection with the sale of the Series H Preferred Stock have a term of three years.) See Section 1 of this Offer to Exchange.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(b) Securities.

In the Offer to Exchange, under “Source and Amount of Consideration; Terms of Series I Preferred Stock and New Warrants,” the second sentence of the third paragraph is hereby amended and restated in its entirety as follows:

If all of these Old Preferred Stock and Old Warrants were properly tendered and accepted by us, we would issue an aggregate of 7,920 shares of Series I Preferred Stock and New Warrants to purchase 39,600,000 shares of Common Stock in connection with the Offer.

 Additionally, in the Offer to Exchange, under “Source and Amount of Consideration; Terms of Series I Preferred Stock and New Warrants,” the fifth paragraph—which begins “The New Warrants are materially different from the Old Warrants. . .,” is hereby amended and restated in its entirety as follows:

The New Warrants are materially different from the Old Warrants in that:

The exercise price of the New Warrants is $0.25 per share, as opposed to $0.625 per share in the Old Warrants issued in connection with the sale of the Series F Preferred Stock. (The Old Warrants issued in connection with the sale of the Series H Preferred Stock carried an exercise price of $.025 per share.)

The term of the New Warrants is three years, as opposed to five years for the Old Warrants issued in connection with the sale of the Series F Preferred Stock. (The Old Warrants issued in connection with the sale of the Series H Preferred Stock have a term of three years.)

Both the New Warrants and Old Warrants provide for a cashless exercise option.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

In the Offer to Exchange, under “Number of Shares Series I Preferred Stock; New Warrants; Expiration Date”:

The fourth sentence of the first paragraph is hereby amended and restated in its entirety as follows:

In exchange for each Old Warrant—whether an Old Warrant exercisable for 1,000 shares of Common Stock (issued to Series F Holders) or an Old Warrant exercisable for 2,500 shares of Common Stock (issued to Series H Holders)—you will receive a New Warrant to purchase a number of shares of Common Stock equal to 5,000 multiplied by the number of shares of Series I Preferred Stock you will receive in exchange for your Old Preferred Stock.

The second sentence of the second paragraph is hereby amended and restated in its entirety as follows:

Upon the terms and subject to the conditions set forth in this Offer to Exchange, we will issue Series I Preferred Stock and New Warrants to those eligible persons who elect to participate in the Offer promptly after the expiration of the Offer.

The first sentence of the third paragraph is hereby amended and restated in its entirety as follows:

Our Board has determined that we will exchange each share of Old Preferred Stock for one share of Series I Preferred Stock, and each Old Warrant for a New Warrant to purchase a number of shares of Common Stock equal to 5,000 multiplied by the number of shares of Series I Preferred Stock you will receive in exchange for your Old Preferred Stock.

And the second sentence of the fourth paragraph is hereby amended and restated in its entirety as follows:

The Series I Preferred Stock and New Warrants will be issued promptly after the expiration of the Offer.

In the Offer to Exchange, under “Conditions of the Offer,” the second sentence of the final paragraph is hereby deleted in its entirety.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

In the Offer to Exchange, under “Procedures” in the paragraph subtitled “Determination of Validity; Rejection of Old Warrants or Shares of Old Preferred Stock; Waiver of Defects; No Obligation to Give Notice of Defects,” the second sentence is hereby amended and restated as follows:

Our determination of these matters will be final and binding on all parties, except that security holders may challenge our determinations in each instance in a court of competent jurisdiction.

In the Letter of Transmittal filed as an exhibit to the Schedule TO, the second sentence of Instruction 5 is hereby amended and restated as follows:

Our determination of these matters will be final and binding on all parties, except that security holders may challenge our determinations in each instance in a court of competent jurisdiction.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.

In the Offer to Exchange, under “Information About Geos Communications, Inc.—Financial Information” the first paragraph is hereby amended and restated in its entirety to read as follows:

Incorporation by Reference. The information for (1) the fiscal year ended December 31, 2009 set forth under “Item 8. Financial Statements and Supplementary Data” in the Company’s annual report on Form 10-K as filed with the Commission on May 7, 2010 (the “Annual Report”); (2) the three months ended March 31, 2010 set forth under “Item 1. Financial Statements” in the Company’s quarterly report on Form 10-Q as filed with the Commission on May 21, 2010 (the “First Quarterly Report”); (3) the three months ended June 30, 2010 set forth under “Item 1. Financial Statements” in the Company’s quarterly report on Form 10-Q as filed with the Commission on August 16, 2010 (the “Second Quarterly Report”); and the three months ended September 30, 2010 set forth under “Item 1. Financial Statements” in the Company’s quarterly report on Form 10-Q as filed with the Commission on November 15, 2010 (the “Third Quarterly Report” and, together with the First Quarterly Report and the Second Quarterly Report, the “Quarterly Reports”); and (5) the information set forth in the Offer to Exchange under “Information About Geos Communications” is incorporated herein by reference. Copies of the financial statements contained in the Annual Report and Quarterly Reports are being disseminated to eligible participants.

ITEM 11.	ADDITIONAL INFORMATION.

(b) Other Material Information.

In the introduction to the Offer to Exchange, the last sentence of the fifth paragraph is hereby amended and restated in its entirety to read as follows:

The Series I Preferred Stock and New Warrants will be issued promptly after the expiration of the Offer.

In the Offer to Exchange, under “Additional Information,” the second paragraph, which immediately follows the table of documents incorporated by reference, is hereby amended and restated in its entirety to read as follows:

We incorporate by reference the foregoing documents, and will amend our offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

ITEM 12.	EXHIBITS.

This Item 12 is hereby amended and supplemented by the insertion of the following exhibit reference immediately after the reference to Exhibit (a)(6):

(a)(7)	Supplemental Letter to Eligible Participants**

and the insertion of the following exhibit references immediately after the reference to Exhibit (d)(5):

(d)(6)
Certificate of Designations of Rights and Preferences of Preferred Stock Series I (Incorporated by reference to Exhibit 3.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

(d)(7)
Articles of Correction to Certificate of Designations of Rights and Preferences of Preferred Stock Series I (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 3, 2010)

(d)(8)	Form of New Warrant**

Exhibit
Number	Exhibit Name
(a)(1)
Offer to Exchange Series F Preferred Stock and Series H Preferred Stock and Related Warrants to Purchase Common Stock for Series I Preferred Stock and Related Warrants to Purchase Common Stock, dated October 14, 2010*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Withdrawal Letter*

(a)(4)	Email to Eligible Participants*

(a)(5)	Form of Participant Statement*

(a)(6)	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter*

(a)(7)	Supplemental Letter to Eligible Participants**

(d)(1)	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed with the SEC on April 15, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(2)	Quarterly Report on Form 10-Q for the three months ended March 31, 2010 (filed with the SEC on May 21, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(3)	Quarterly Report on Form 10-Q for the three months ended June 30, 2010 (filed with the SEC on August 16, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(4)	Current Report on Form 8-K (filed with the SEC on September 3, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(5)	Definitive Proxy Statement for our fiscal 2009 Annual Meeting of Shareholders (filed with the SEC on May 21, 2009, file no. 000-27704, and incorporated herein by reference).

(d)(6)
Certificate of Designations of Rights and Preferences of Preferred Stock Series I (Incorporated by reference to Exhibit 3.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

(d)(7)
Articles of Correction to Certificate of Designations of Rights and Preferences of Preferred Stock Series I (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 3, 2010)

(d)(8)	Form of New Warrant**

* Previously filed as a part of Schedule TO-I File/Film Number 005-57499/101124357 on October 14, 2010.
** Filed herewith

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOS COMMUNICATIONS, INC.

By:	/s/ Chris Miltenberger

Name:	Chris Miltenberger

Title:	President

Date:	November 17, 2010